NO ACT

Act: 1933
Section: 2(A)(1)
Rule:
Public Availability: 10/19/2011





11008160

DC
PE
10-10-11

October 19, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Global Development Co-operative
Incoming letter dated October 10, 2011

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that the Notes are not securities as defined in Section 2(a)(1) of the Securities Act of 1933, Global Development Co-operative offers and sells the Notes without registration under the Securities Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Gregory S. Belliston
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Mail Stop 4561

Adam Kupitz
Allen & Overy LLP
One Bishops Square
London E1 6AD United Kingdom

Re: Global Development Co-operative

Dear Mr. Kupitz:

In regard to your letter of October 10, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

ALLEN & OVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Allen & Overy LLP
One Bishops Square
London E1 6AD United Kingdom

Tel +44 (0)20 3088 0000
Fax +44 (0)20 3088 0088

Our ref AMK/PPPP/0095206-0000012 ICM:13252313.13

October 10, 2011

Ladies and Gentlemen,

Request for No-Action Letter

Section 2(a)(1) and Section 5 of the
Securities Act of 1933, as amended

We represent Co-operative Group Limited, an industrial and providential society organized under the laws of England and Wales, and certain of its United Kingdom subsidiaries (together, "CGL"). CGL, together with the International Co-operative Alliance (the "ICA"), a corporate body organized under the laws of Switzerland, is proposing to establish a new non-profit entity (the "Global Development Co-operative" or "GDC"), which will be a company limited by guarantee organized under the laws of England and Wales that will provide low-cost term loans to existing cooperatives around the world to fund capital investment projects in developing countries that would otherwise not proceed due to the lack of available commercial finance. To accomplish this philanthropic goal, GDC intends to raise funds by selling interest-free loan notes (the "Notes") to philanthropic endowments, cooperatives and development agencies worldwide. GDC will in turn use the funds raised from the issuance of the Notes to support its low-cost loan program.

On behalf of our client, we request that the Division of Corporation Finance advise us that it will not recommend to the United States Securities and Exchange Commission (the "Commission") that it take any enforcement action against GDC if, in the circumstances described herein, offers and sales of the Notes are made without being registered pursuant to Section 5 of the United States Securities Act of 1933, as amended (the "Securities Act"). For the reasons set forth below, it is our opinion that the Notes are not "securities" within the meaning of the Securities Act.

1. BACKGROUND

The United Nations has designated 2012 the "International Year of Cooperatives". G.A. Res. 64/136, ¶ 2, U.N. Doc. A/RES/64/136 (Dec. 18, 2009). Cooperatives are "autonomous association[s] of persons united voluntarily to meet their common economic, social and cultural needs and aspirations through a jointly-owned and democratically-controlled enterprise". International Co-operative Alliance Statutes art. 6, *available at* http://www.ica.coop/ica/2009-ica-statutes.pdf. Cooperatives help reduce poverty, create employment opportunities and promote social integration in developing countries. G.A. Res. 64/136 *at* ¶ 6.

By designating 2012 as the "International Year of Cooperatives", the United Nations seeks, inter alia, to increase public awareness and promote the formulation and growth of cooperatives. *Id.*

CGL is the largest consumer cooperative in the United Kingdom, with over five million members. It has interests in food retailing, convenience stores, insurance, funeral services and, through its subsidiary Co-operative Financial Services Limited (the "Cooperative Bank"), financial and banking services. The ICA is an independent, non-governmental association which unites, represents and serves co-operatives worldwide. The ICA was founded in 1895 and has 258 member organizations from ninety-six countries that are active in all sectors of the economy. Together, the ICA's members represent nearly one billion individuals worldwide.

CGL, together with the ICA, intends to support the "International Year of Cooperatives" by establishing GDC for the sole purpose of providing low-cost loans to provide finance for infrastructure and capital projects as well as for microfinance in developing countries. GDC will offer these low-cost loans both directly to cooperatives as well as indirectly through wholesale borrowers who will then on-lend loan amounts to cooperatives based and operating in developing countries. These loans are expected to be offered at a nominal fee or interest rate of approximately two percent, although GDC will have discretion to require fees or interest rates of up to five percent in the event that any prospective direct borrower poses an especially high credit risk. Social and developmental objectives and outcomes, as opposed to profits, will have primacy in assessing potential recipients of GDC loans, and GDC will be focused on "social returns" that take into account factors such as the number of jobs created and the amount of assets generated rather than economic returns to GDC. GDC will raise funds to make these loans by soliciting a targeted amount of $50 million from large cooperatives, philanthropic endowments and development agencies (collectively, "Noteholders") worldwide through the offer and sale of the Notes.

In order to qualify for loans under the program, end-borrowers must be cooperative organizations and must use the proceeds from the loans for capital and infrastructure projects. GDC will require prospective end-borrowers to propose initiatives that meet certain pre-publicized parameters, which will state the countries and sectors that are of the most interest to GDC, minimum and maximum loan amounts as well as guidelines for what GDC considers a capital or infrastructure project. GDC will also require end-borrowers to explain how they foresee their initiatives contributing to the development of the cooperative movement. The terms of the loans will require end-borrowers to apply the proceeds from the loans solely to the projects set forth in their proposals. GDC's board of directors will establish a committee to undertake lending decisions, which will take into account the scope of the proposed project, the borrower's ability to repay and the expected performance of the loan against the desired social returns. GDC will require wholesale borrowers to enforce these same policies when on-lending funds to end-borrowers.

Since GDC will be a non-U.S. entity, it will not seek any tax exemption under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and while there is no equivalent to Section 501(c)(3) under English tax law, GDC will be a strictly non-profit organization by virtue of its articles of association. The articles of association will prohibit payment of any dividends or distributions to GDC's members (other than repayment of the principal of the Notes) and no funds will otherwise flow through GDC to CGL or the ICA. GDC will not retain any proceeds from the sale of the Notes and will cover its anticipated costs solely from the income it receives from the fees or interest from the loan program. GDC's anticipated costs include costs for maintaining two employees, audit and legal fees as well as nominal management and administration fees that will cover the costs of certain affiliates of CGL, including the Cooperative Bank, to support GDC's day-to-day operations pursuant to a service agreement to be entered into with GDC. In addition, the Co-operative College, an educational charity that is dedicated to the promotion of cooperative values but that is unaffiliated with CGL, will advise in relation to carrying out and promoting GDC's cooperative objectives, while Allen & Overy LLP and KPMG will respectively provide legal and financial advice. All such costs will be at or below market value. Any remaining surplus from the fees or interest from the loan program will be used to build a "bad debt" reserve to ensure the sustainability of the loan program. In the event that GDC is wound up or dissolved, any such remaining surplus will be required to be given or transferred to one or more organizations that have cooperative goals.

The Notes will not have an interest component, either express or implied by way of discount, or any other element of actual or potential profit or investment return other than repayment of the principal amount at maturity. GDC will require each Noteholder to execute a loan note that will include representations to the effect that it:

- is a large, sophisticated organization with sizable assets under management that can bear the economic risks of the Notes;
- does not expect to derive economic profit from the transaction; and
- acknowledges that under no circumstances may GDC, any of its members or any of its or their affiliates provide anything of any tangible value to the Noteholders other than repayment of the principal amount of the Notes.

In addition, the terms and conditions of the Notes will be structured such that:

- Noteholders will receive no interest, fees, penalties or premiums with respect to the Notes; and
- Noteholders will be entitled to receive from GDC, and GDC will be obligated to pay to such Noteholders, only the principal amount of the Notes upon maturity.

This structure eliminates any possibility that any Noteholder will profit from its funding of the GDC low-cost loan program and ensures that Noteholders will be aware of this fact. The Notes will in effect be a repayable grant. Prospective Noteholders, all of whom are expected to be non-profit philanthropic endowments, cooperatives and development agencies, will be motivated to purchase Notes to support the United Nations-endorsed international movement for inclusive growth and sustainable development through cooperatives.

The Notes will not be sold to the general public. GDC will issue the Notes only to large cooperatives, philanthropic endowments and development agencies. GDC's target pool of potential Noteholders includes the top fifty of the "Global 300", a published list of three hundred major cooperatives, *see* Int'l Coop. Alliance, Global 300 List 2008 (2008), *available at* http://www.global300.coop/PdfList.aspx?Filter=Global 300&Year=2008, as well as to certain endowments and development agencies such as the United States Overseas Private Investment Corporation and the Bill & Melinda Gates Foundation. The Notes will be marketed through letters to such organizations, followed by one-on-one presentations that include an indicative term sheet for the Notes setting forth, inter alia, a seven-year term, a minimum commitment size of $250,000, as well as the fact that the Notes will not pay any interest or any other form of investment return. GDC will not accept unsolicited offers to purchase Notes and will only issue Notes to the organizations that GDC invites. The marketing materials will not refer to potential Noteholders as "investors".

The Notes will not be transferrable and may not be pledged or hypothecated. Noteholders will be considered "members" of GDC and collectively will have the right to nominate eight of GDC's twelve directors. CGL will appoint one permanent director, who will be the chairman of the board, and the ICA will also have the right to appoint one permanent director. The remaining two directors will be appointed by recipients of loans under the GDC low-cost loan program. Each Noteholder will be offered the opportunity to put forward its candidate for director and then the Noteholders will each cast only one vote in the director election, regardless of the principal amount of Notes held by such Noteholder, a voting system consistent with cooperative principles. *See* Kathryn J. Sedo, *The Application of Securities Laws to Cooperatives: A Call for Equal Treatment for Nonagricultural Cooperatives*, 46 Drake L. Rev. 259, 261 (1997) (stating that cooperative principles normally include, inter alia, "democratic control (usually meaning one vote per member regardless of how many shares or how much equity owned)...".). Other than the collective right to nominate eight directors, Noteholders will not have any other voting rights. Membership status will not be

separable from the Notes and will expire upon the maturity of the Notes. The Notes will not carry any other benefits other than the right to appoint directors and to receive repayment of principal at maturity.

GDC will be organized under the laws of England and Wales as a company limited by guarantee, which is a legal corporate structure that does not issue stock. Ownership in GDC will rest solely with its members, which will include GDC, the ICA, the Noteholders and the borrowers under the low-cost loan program. As discussed above, GDC's corporate governance will be carried out by a board of directors appointed by GDC's members, who will not be entitled to any surplus generated by the low-cost loan program. The board of directors will form audit and lending committees. Other than through nominating directors and through the service agreement described above, neither CGL nor the ICA will have any involvement in GDC's operations. GDC will not be a joint venture and there will not be a separate membership, joint venture, shareholders' or similar agreement governing the rights of GDC's members apart from GDC's articles of association or the terms and conditions of the Notes. GDC will not have any operations apart from the low-cost loan program and it is expected that GDC will be dissolved upon maturity of the Notes.

The United Nations has announced that it will launch the "International Year of Cooperatives" at the United Nations General Assembly Hall on October 31, 2011. United Nations, International Year of Cooperatives 2012, http://social.un.org/coopsyear/ (last visited Oct. 6, 2011). CGL and the ICA have been invited to speak at the event and propose to announce the GDC initiative during the launch, including GDC's funding of the loan program through the sale of the Notes. However, as discussed above, the Notes will not be sold to the general public.

2. LAW AND ANALYSIS

Set forth below is an analysis of the law pertaining to offers and sales of the Notes.

2.1 Statutory Basis

The starting point for determining the applicability of the Securities Act to offers and sales of the Notes is Section 5 of the Securities Act. Under Section 5, all offers and sales of "securities" must be made pursuant to a registration statement filed with the Commission, unless an exemption from the registration requirements of the Securities Act is available. Sales in violation of Section 5 are subject to a right of rescission by purchasers (Securities Act Section 12(a)). The term "security" is defined in Section 2(a)(1) of the Securities Act to include "notes" and "investment contracts".

Under these statutory provisions, it follows that an offer and sale of an instrument that is not a "security" within the meaning of the Securities Act does not need to be registered pursuant to Section 5.

2.2 Analytical Approach for Distinguishing Securities from Non-securities

Congress drafted the definition of "security" in the Securities Act to be sufficiently broad and general "so as to include within that definition the many types of instruments that in our commercial world fall within the ordinary concept of a security". *United Hous. Found., Inc. v. Forman*, 421 U.S. 837, 847-48 (1975) (quoting H.R. Rep. No. 73-85, at 11 (1933)). However, "[i]n providing this definition Congress did not attempt to articulate the relevant economic criteria for distinguishing 'securities' from 'non-securities'", *id.* at 847, and it falls on the Commission and ultimately the federal courts to determine what transactions are within the coverage of the Securities Act. *Id.* at 848.

In particular, the Supreme Court has held that the name given to a particular instrument is not dispositive. In *Forman*, the Supreme Court rejected the proposition that an instrument called "'stock' must be considered a security ... simply because the statutory definition of a security includes the words 'any ... stock.'" *Id.* Instead, the form of the instrument should be disregarded for substance and the emphasis placed on the economic reality of the instrument. *Id.* (quoting *Tcherepnin v. Knight*, 389 U.S. 332, 336 (1967)).

The Supreme Court has provided considerable guidance on the analysis to use in distinguishing securities from non-securities within the scope of the Securities Act. *Reves v. Ernst & Young*, 494 U.S. 56 (1990), set forth criteria for determining when "notes" fall within the definition of "security" under the Securities Act, while *SEC v. Howey*, 328 U.S. 293 (1946), set forth more general criteria for "investment contracts" and *Forman*, 421 U.S. at 851, set forth criteria useful for determining whether membership interests in a cooperative constituted "stock" within the meaning of the Securities Act. These cases will be discussed in turn below.

As a preliminary matter, it should be noted that although the statutory definition of "security" in the Securities Act differs slightly from that of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Supreme Court has consistently taken these definitions to be virtually identical and applies the same analysis when determining whether an instrument is a "security" for the purposes of both the Securities Act and the Exchange Act. *Reves*, 494 U.S. at 61 n.1 (citing *Forman*, 421 U.S. at 847 n.12). Therefore, although *Reves* concerned the definition of "security" under the Exchange Act, the analysis applied in *Reves* also applies to determining whether an instrument is a "security" within the meaning of the Securities Act. *Id.*

2.3 *Reves v. Ernst & Young*

Reves is the leading case for determining whether a note falls within the definition of "security" for the purposes of the Securities Act. The *Reves* approach starts with a rebuttable presumption that all notes with a maturity of greater than nine months are securities. *Reves*, 494 U.S. at 65. To rebut the presumption, a seller must show that the note bears a strong "family resemblance" to instruments that have been recognized not to be securities, including: (i) a note delivered in a consumer financing, (ii) a note secured by a mortgage on a home, (iii) a short-term note secured by a lien on a small business or some of its assets, (iv) a note evidencing a "character loan" to a bank customer, (v) short-term notes secured by an assignment of accounts receivable, (vi) a note which simply formalizes an open-account debt issued in the ordinary course of business (particularly if, in the case of a customer of a broker, it is collateralized), and (vii) notes evidencing loans of commercial banks for current operations. *Id.*

In addition, the *Reves* Court listed four factors to be considered in carrying out the "family resemblance test". The first factor is an assessment of the motivations of a reasonable buyer and seller to enter into a transaction. *Id.* at 66. For example, if the purpose of the note is to raise funds for the seller for general business purposes and the buyer is primarily interested in realizing a profit from the note, then the instrument is more likely a security. *Id.* However, if the note is sold to finance a discrete capital purchase, to help the seller meet its cash flow obligations or "to advance some other commercial or consumer purpose", the note is less likely to be distinguished as a security. *Id.* The second factor is to examine the plan of distribution to determine whether there is "common trading for speculation or investment" in the instrument. *Id.* The third factor is to examine whether the investing public would reasonably consider the instrument a "security". *Id.* The fourth factor examines whether other factors, such as alternative regulation, reduce the risk of the instrument and render application of the Securities Act unnecessary. *Id.* at 67.

It should be noted that the *Reves* Court did not state whether all four factors in the family resemblance test must be met in order to conclude that a note is not a "security" within the meaning of the Securities Act. However, subsequent federal court decisions and no-action letters by the Commission have determined that instruments that did not meet all four criteria were nevertheless not "securities" within the meaning of the Securities Act. For example, in *Financial Security Assurance, Inc. v. Stephens, Inc.*, the Eleventh Circuit Court of Appeals determined that the "bonds" at issue were not "notes" under *Reves*, on the sole basis that the bondholder was not "'interested primarily in the profit the note is expected to generate'" without considering any of the other *Reves* factors. 500 F.3d 1276, 1287 (11th Cir. 2007) (quoting *Reves*, 494 U.S. at 66-67). In *Robyn Meredith, Inc. v. Levy*, the district court stated that "[f]ailure to satisfy one of the factors is not dispositive since they are considered as a whole". 440 F. Supp. 2d 378, 384 (D.N.J. 2006) (citing *McNabb v. SEC*, 298 F.3d 1126, 1132-33 (9th Cir. 2002)). The court in *Robyn Meredith* ruled that certain low-interest promissory notes were not "securities" within the meaning of the Securities Act even though

they were "uncollateralized, uninsured and not regulated by any statute or agency". *Id.* at 386. In addition, in *In re Tucker Freight Lines*, the district court ruled that interest-free wage-deferral notes issued by an employer were not "securities" within the meaning of the Securities Act on the sole ground that the employee purchasers were not motivated by profit. 789 F. Supp. 884, 888-89 (W.D. Mich. 1991). The district court in this instance found the first *Reves* factor dispositive and declined to examine the other three. *Id.* These three cases suggest that satisfaction of as few as one of the four *Reves* factors is sufficient to rebut the presumption that a note is a "security" within the meaning of the Securities Act, which is an outcome that was supported by the staff of the Commission (the "Staff") in Poplogix LLC (publicly available Nov. 5, 2010), a no-action letter in which the petitioner obtained relief despite failing to satisfy all four factors.

2.4 Application of *Reves* to the Notes

As discussed above, a "note" is presumed to be a security under the Securities Act. *Reves*, 494 U.S. at 65. The presumption may be rebutted by showing that the note bears a strong "family resemblance" to one of a number of enumerated categories of excepted instruments based on: (i) the motivations that would prompt a reasonable seller and buyer to enter into the transaction, (ii) the plan of distribution of the instrument, (iii) the reasonable expectations of the investing public, and (iv) whether there exists some factor, such as another regulatory scheme, that significantly reduces the risk of the instrument, thereby rendering the protections of the Securities Act unnecessary. *Id.* at 66-67.

The Notes will not be publicly sold. Rather, they will be sold only to certain institutions that are large cooperatives, development agencies and philanthropic endowments. In addition, the Notes will not be transferrable and will be structured so that Noteholders cannot make a profit, income or any form of investment return from them, which will be acknowledged by the Noteholders. The "economic reality" of the Notes is that they represent interest-free loans by Noteholders to a philanthropic organization whereby the Noteholders will forgo the interest or other return that they could earn in the open market for the purpose of promoting the United Nations' goals in the "International Year of Cooperatives".

The following discussion sets forth an analysis of the four factors of the family resemblance test as they pertain to the Notes. Because (i) the motivations of GDC, as seller, and the prospective Noteholders, as buyers, are philanthropic and not profit-driven, (ii) the Notes will not be sold to the general public and will not be transferrable, (iii) the "investing public" for the Notes will not perceive the notes to be securities or investments, and (iv) the prospective Noteholders are not a class of persons who need the protections of the Securities Act, the Notes should not be considered "securities" under the family resemblance test.

(a) Seller and Buyer Motivations

The *Reves* Court stated that an instrument is likely to be a security within the meaning of the Securities Act if "the seller's purpose is to raise money for the general use of a business enterprise or to finance substantial investments *and* the buyer is interested primarily in the profit the note is expected to generate". *Id.* at 66 (emphasis added). It is "less sensibly" described as a "security" if the instrument is used for "some other commercial or consumer purpose". *Id.*

The Noteholders, as buyers, will not be "interested primarily in the profit the [N]ote is expected to generate", *id.*, because the Notes will not be capable of generating a profit of any kind. Instead, the Noteholders will be motivated by philanthropy and interested in GDC's mission. By purchasing the Notes, the Noteholders will forfeit the interest that they could otherwise earn on the funds that they will use to make a seven-year commitment of at least $250,000 in the Notes. The terms and conditions of the Notes will clearly be structured so that Noteholders will receive no interest, fees, penalties or premiums with respect to the Notes and will only be entitled to receive the principal amount of the Notes upon maturity, ensuring that Noteholders will not earn profits from the Notes. Furthermore, the Noteholders will be required to acknowledge the nature of the Notes by representing that Noteholders do not expect to derive economic profit from the Notes and that under no circumstances may GDC, any of its members or any of its or their

affiliates provide anything of any tangible value to the Noteholders other than repayment of the principal amount of the Notes.

GDC's motivation as seller will not be "to raise money for the general use of a business enterprise or to finance substantial investments". *Id.* GDC will not be a typical for-profit business enterprise as contemplated by the Supreme Court in *Reves*. *Id.* at 58-59. Rather, GDC will be a non-profit vehicle that will exist for no purpose other than to establish and operate a philanthropic low-cost loan program. Indeed, it is expected that GDC will be dissolved upon maturity of the Notes. In addition, unlike the cooperative in *Reves* that sold notes to raise capital for its "general business operations", *id.* at 67-68, GDC's sole purpose in selling Notes will be to maintain the viability of its low-cost loan program. GDC will only fund its operations from the nominal fees or interest it charges on the loans. Although GDC could be considered to be investing the funding it receives from Noteholders, it will do so at no financial gain to itself and with no expectation of profits. Rather, social and developmental objectives and outcomes will have primacy in assessing potential recipients of GDC loans.

According to at least two federal courts, the complete lack of profit or expectation of profit on the part of the buyer is alone sufficient to conclude that the Notes are not "securities" within the meaning of the Securities Act. In both *Financial Security Assurance*, 500 F.3d at 1287, and *In re Tucker Freight Lines*, 789 F. Supp. at 888-89, the courts determined that the instruments in question were not securities on the sole ground that the buyers were not motivated by profit. Both courts found the first *Reves* factor dispositive and declined to examine the other three factors. In addition, in *Robyn Meredith*, where the notes in question did not feature a "particularly high interest rate", as compared to zero interest in the case of the Notes, the district court found that "in no way" could the defendant buyers have purchased the notes for profit. 440 F. Supp. 2d at 385-86. The *Robyn Meredith* court weighed this lack of profit motive factor heavily in finding that the notes at issue were not "securities" within the meaning of the Securities Act. *Id.* at 387; *cf. SEC v. Stoiber*, 161 F.3d 745, 751 (D.C. Cir. 1998) (noting that a favorable interest rate indicates that profit was the primary goal of the lender, suggesting the instrument in question was a security within the meaning of the Securities Act).

The Noteholders will not receive or reasonably expect profits from the Notes and GDC will not use funds raised from the Notes for general use or for making investments with the expectation of making profits or otherwise benefitting from the sale of the Notes. Instead, both the buyers and the seller will be acting for non-profit, philanthropic purposes. Therefore, application of the first *Reves* factor to the Notes weighs strongly in favor of a finding that the Notes are not "securities" within the meaning of the Securities Act.

(b) Plan of Distribution

The second *Reves* factor requires a determination of whether the instrument in question is an instrument in which there is "common trading for speculation or investment". 494 U.S. at 66. That an instrument is not sold or tradable on an exchange suggests that it is not a security within the meaning of the Securities Act but is not dispositive. *See id.* at 68. Rather, the *Reves* Court placed greater emphasis on whether the instrument is "offered and sold to a broad segment of the public". *Id.*

This was echoed by the Second Circuit Court of Appeals, which held that "broad-based" sales to the general public, in contrast to sales to institutional entities, support a finding that the instrument at issue is a security, *Pollack v. Laidlaw Holdings*, 27 F.3d 808, 813-14 (2d Cir. 1994), and that limiting offers to only institutional and corporate entities, together with placing significant restrictions on transfer, worked to prevent the instruments in issue from being distributed to the general public, which effectively prevented common trading. *Banco Espanol de Credito v. Sec. Pac. Nat'l Bank*, 973 F.2d 51, 55 (2d Cir. 1992). In the latter case, the defendant bank offered short-term unsecured loans to the plaintiff corporation, which alleged that the bank violated the Securities Act with respect to disclosure. *Id.* at 53-54. Given that "only institutional and corporate entities were solicited" by the bank and that "detailed" presentations were made to potential purchasers, the court concluded that the second *Reves* factor weighed in favor of a finding that the unsecured loans were not "securities" within the meaning of the Securities Act and subsequently dismissed the claim. *Id.* at 55, 56-57.

Here, the Notes will not be listed on any security exchange, will be non-transferrable and will not be sold to a broad segment of the public. The Notes will be sold via private, one-on-one discussions in minimum commitments of $250,000 and, as in *Banco Espanol*, will be sold only to select institutional entities including large cooperatives, philanthropic endowments and development agencies with sizable assets under management. These potential Noteholders would include experienced philanthropic lenders and would be required to represent that they are large, sophisticated organizations with sizable assets under management that can bear the economic risks of the Notes and do not expect to derive economic profit from the Notes. GDC will not accept unsolicited offers to purchase Notes and will only issue Notes to the organizations that GDC invites. This constitutes a "limited solicitation to sophisticated financial institutions", *id.* at 55, and, as in *Banco Espanol*, the second *Reves* factor should weigh strongly in favor of a finding that the Notes are not "securities" within the meaning of the Securities Act.

In addition, although GDC intends to publicize the offer of the Notes at a United Nations event, the purpose of the publicity is to promote the United Nations' goals in declaring 2012 the "International Year of Cooperatives" and not to solicit the general public to invest in the Notes. As discussed above, the Notes will not be sold to the general public. GDC's announcement at the United Nations should therefore not change the analysis of the second *Reves* factor as it pertains to the Notes.

Therefore, the second *Reves* factor also weighs strongly in favor of a finding that the Notes are not "securities" within the meaning of the Securities Act.

(c) Expectations of the Investing Public

Economic analysis notwithstanding, the *Reves* Court stated that an instrument is a "security" within the meaning of the Securities Act if it is reasonably perceived as such by the "investing public". 494 U.S. at 66-67. Whether an instrument is advertised as an investment is suggestive of whether the investing public may reasonably perceive it to be a "security". *Id.* at 68-69.

In *Banco Espanol*, the instruments at issue were not offered to the general public. The Second Circuit Court of Appeals examined the reasonable expectations of the sophisticated purchasers of the unsecured loans and considered that the purchasers constituted the "investing public" for the purposes of the third *Reves* factor. *See Banco Espanol*, 973 F.2d at 55. Similarly, the investing public for the Notes are the prospective Noteholders. GDC's marketing materials will not refer to potential Noteholders as "investors" and prospective Noteholders will be required to represent that (i) they are large, sophisticated organizations with sizable assets under management that can bear the economic risks of the Notes, (ii) they do not expect to derive economic profit from the Notes, and (iii) under no circumstances may GDC, any of its members, or any of its or their affiliates provide anything of any tangible value to the Noteholders other than repayment of the principal amount of the Notes. Prospective Noteholders could therefore not reasonably believe the Notes to be "securities" since the Notes will offer no interest or profit and will not be held out as securities by GDC. Indeed, the stated purpose of the Notes is to provide funding for GDC in support of the cooperative movement and not to generate profits for either the buyer or the seller.

Therefore, the third *Reves* factor also weighs strongly in favor of a finding that the Notes are not "securities" within the meaning of the Securities Act.

(d) Existence of a Risk-Reducing Factor

The final *Reves* factor requires examining whether "some factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument, thereby rendering application of the Securities [Act] unnecessary". 494 U.S. at 66-67.

Although we cannot otherwise point to an alternative regulatory scheme that significantly reduces the risk of the Notes, both the Commission and federal courts, as discussed in section 2.3 above, have determined that as few as one of the four *Reves* factors is sufficient to rebut the presumption that a note is a security. *See,*

e.g.; Fin. Sec. Assurance, 500 F.3d at 1287; *Robyn Meredith*, 440 F. Supp. 2d at 385; *In re Tucker Freight Lines, Inc.*, 789 F. Supp. at 888-89; Poplogix LLC (publicly available Nov. 5, 2010). In the case of the Notes, the first three *Reves* factors are very strongly established, which is sufficient for a finding that the Notes are not "securities" within the meaning of the Securities Act.

In any event, we believe that application of the Securities Act to the Notes is unnecessary because the Noteholders are financially experienced institutional entities comprising large cooperatives, philanthropic endowments and development agencies who are not a "class of persons" who need "the protection of the [Securities] Act", *see SEC v. Ralston-Purina Co.*, 346 U.S. 119, 124-25 (1953), but rather are sophisticated entities that "are able to fend for themselves". *Id.*; *see also Wellman v. Dickinson*, 475 F. Supp. 783, 818-19 (S.D.N.Y. 1979) (applying the reasoning of *Ralston-Purina* to provisions of the Securities Act beyond the private placement exemption at issue in *Ralston-Purina*). In connection with their purchases of the Notes, the Noteholders will be required to represent that they (i) have sizable assets under management, and (ii) can bear the risks of the Notes. Therefore, the application of the protections of the Securities Act to the Notes under the fourth *Reves* factor is not necessary.

(e) Conclusion

As discussed above, in our opinion, the Notes should not be considered "securities" under the four-factor "family resemblance" test for notes articulated in *Reves*, 494 U.S. at 66-67. The Staff has issued no-action letters pertaining to the applicability of the Securities Act to instruments without any interest component or any other element of actual or potential profit or investment return that support this conclusion. *See* Poplogix LLC (publicly available Nov. 5, 2010); CanAccord Capital Corporation (publicly available Jan. 18, 2002); Service Centers Corporation (publicly available May 21, 1993).

The Notes, like the instruments in *Financial Security Assurance, Robyn Meredith, In re Tucker Freight Lines*, and Poplogix LLC, are not "securities" within the meaning of the Securities Act. As in both *Robyn Meredith* and Poplogix LLC, the proposed transactions satisfy the first three of the four *Reves* criteria, which was sufficient to determine that the instruments in question were not "securities" within the meaning of the Securities Act. In addition, as in both *Financial Security Assurance* and *In re Tucker Freight Lines*, the Noteholders do not expect and will not receive any profit, strongly demonstrating a lack of profit motive, which alone was dispositive in these cases, and which we believe should alone be dispositive in the case of the Notes. It is therefore our opinion that, under the four-factor test set forth in *Reves*, the Notes are not "securities" within the meaning of the Securities Act.

2.5 *SEC v. Howey*

An instrument designated a "note" that is not deemed to be a "security" under *Reves* may nonetheless be considered an "investment contract" and therefore a "security" within the meaning of the Securities Act based on the test established by the Supreme Court in *SEC v. Howey*, 328 U.S. 293, 301 (1946). The *Howey* Court held that a proposed transaction is an "investment contract" if it (i) involves an investment of money (ii) in a common enterprise (iii) with profits or an expectation of profits (iv) derived solely from the efforts of others. *Id.* The *Howey* Court indicated that each of these factors must be satisfied in order for the instrument to be deemed an "investment contract". *Id.*; *see also Reves*, 494 U.S. 56, 64 (stating that an instrument is a security under *Howey* "only if it evidences" all four factors).

The Notes are not "investment contracts" within the meaning of the Securities Act as they lack any element of profit or expectation of profit on behalf of both GDC and prospective Noteholders. This means that they fail to meet the third factor of the *Howey* test.

The stated purpose of the *Howey* test is to capture "the countless and variable schemes devised by those who seek the use of the money of others *on the promise of profits*". *Howey*, 328 U.S. 293, 299 (emphasis added). As discussed above, GDC will be structured as a non-profit entity that will not pay dividends or make any disbursements to Noteholders and Noteholders will be required to acknowledge this fact. Therefore, it is our

opinion that the Notes are not "investment contracts" and are not "securities" within the meaning of the Securities Act.

2.6 *United Housing Foundation, Inc. v. Forman*

It is important to note that although Noteholders will be considered "members" of GDC and will collectively have the right to nominate eight of GDC's board of twelve directors, the Notes are not stock interests and do not otherwise possess the five characteristics of stock delineated by the Supreme Court in *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 851 (1975). The *Forman* Court considered whether shares of stock in a housing cooperative constituted "stock" within the meaning of the Securities Act. *Id.* The Court held that the name given to the stock was not dispositive, and in so holding, articulated five common characteristics of stock: (i) the right to receive dividends contingent upon an apportionment of profits, (ii) negotiability, (iii) the ability of the shareholder to pledge or hypothecate the shares, (iv) voting rights proportional to the number of shares owned, and (v) capital appreciation. *Id* at 850-51.

The Court in *Forman* determined that the shares, which afforded cooperative shareholders reduced housing rental rates, were not stock because they lacked the "most common feature" of stock: the right to receive dividends. *Id.* at 851; *see also Landreth Timber Co. v. Landreth*, 471 U.S. 681, 687 (1985) (reaffirming the reasoning in *Forman*). In reaching this conclusion, the *Forman* Court did not elaborate on whether any of the other three characteristics of stock it articulated is dispositive in determining whether the shares were "stock" within the meaning of the Securities Act. However, the Court's focus on the right to receive dividends suggests that, as in the *Reves* analysis described above in section 2.3, "[f]ailure to satisfy one of the factors is not dispositive since they are considered as a whole". *Robyn Meredith, Inc. v. Levy*, 440 F. Supp. 2d 378, 384 (D.N.J. 2006) (citing *McNabb v. SEC*, 298 F.3d 1126, 1132-33 (9th Cir. 2002)).

The Notes do not resemble any of the five characteristics of stock set forth in *Forman*. GDC's articles of association will prohibit payment of any dividends or distributions to GDC's members (other than repayment of the principal of the Notes). The Notes will not be transferrable and may not be pledged or hypothecated, nor will membership status be separable from the Notes. Noteholders will not have any voting rights outside of voting for GDC's directors, and even these voting rights will not be proportional to the principal amount of Notes held by any such Noteholder. Rather, each Noteholder will have only one vote. The Notes cannot appreciate in value and only principal will be repaid without interest at the maturity of the Note.

In addition, the Staff has issued a number of no-action letters supporting the proposition that membership interests in the form of stocks or shares in cooperative ventures are generally not securities. *See* Employers Insurance Company of Nevada (publicly available Dec. 2, 2004); Maine Mutual Fire Insurance Co. (publicly available Nov. 15, 2001); First Nonprofit Mutual Insurance Co. (publicly available Oct. 24, 2001); NBF Acquisition, Inc. (publicly available Apr. 1, 1997); Peer Marketing Associates (publicly available Feb. 3, 1993); Community Mercantile, Inc. (publicly available Apr. 21, 1992); Idealease, Inc. (publicly available Sep. 15, 1988).

In summary, the Notes are not "stock" within the meaning of the Securities Act because they lack any of the five characteristics of stock enumerated in *Forman*. They will not possess the "most common feature" of stock, *Forman*, 421 U.S. at 851, as they will provide Noteholders with no right to dividends or any profit whatsoever. The Notes will also be non-negotiable, non-transferrable and will not appreciate in value. Finally, although Noteholders collectively will have the right to nominate eight of GDC's twelve directors, they will not receive any voting rights in proportion to their holdings. Therefore, it is our opinion that the Notes are not stock "securities" within the meaning of the Securities Act.

2.7 Staff No-Action Letters

The Staff has granted no-action relief on at least three occasions involving interest-free, non-profit instruments, on the grounds that such instruments are not "securities" within the meaning of the Securities

Act. The facts and reasoning of these no-action letters are in many respects analogous to those of the Notes, supporting our request for no-action relief.

(a) Poplogix LLC

Poplogix LLC (publicly available Nov. 5, 2010) involved the offer of interest-free notes for charitable purposes which bore similarities to the Notes. The requestor in Poplogix proposed to establish a publicly-available website designed to offer interest-free notes to the general public to finance artistic endeavors. Similar to the Notes, the notes at issue in Poplogix accrued no interest and were structured so that buyers could not make a profit. The sellers of the notes were also prohibited from providing anything of tangible value to the buyers. The motivations of the buyers and sellers in Poplogix were stated to be solely to finance artistic projects and not to generate profits.

Applying the *Reves* family resemblance factors, the Staff granted no-action relief under these facts despite the fact that the notes were advertised and sold to the general public, which might have led to the conclusion that there was "common trading" for the notes for the purposes of the second *Reves* factor. By contrast, the Notes will not be marketed to the general public, but instead will only be marketed to select institutional entities including large cooperatives, philanthropic endowments and development agencies with sizable assets under management. The Notes therefore satisfy the second *Reves* factor much more clearly than the notes in Poplogix. In addition, as mentioned above, the fourth *Reves* factor was not satisfied in Poplogix because the requestor could not proffer an alternative regulatory regime for the notes at issue or specify any other factor that would significantly reduce the risk of the notes, thereby rendering the protections of the Securities Act unnecessary. However, under these circumstances, the Staff still granted no-action relief. Since the Notes easily satisfy the first three *Reves* factors, the Notes should not be considered "securities" within the meaning of the Securities Act, in accordance with Poplogix.

(b) CanAccord Capital Corporation

In CanAccord Capital Corporation (publicly available Jan. 18, 2002), prospective immigrants in a "Canadian Immigrant Investor Program" were offered opportunities to invest CDN$400,000 in a Quebec government agency, which in turn invested the funds in an interest-bearing instrument. Prospective immigrant investors, like potential Noteholders, received no interest on the investment. At the end of a five-year term, the immigrant investor "receive[d] a return only of his or her capital without any appreciation or profit and, upon successful completion of the Program's immigration requirements, permanent resident status".

Applying the *Reves* factors, the Staff granted no-action relief in CanAccord, determining that the immigrant investor notes "[were] not securities within the meaning of [the Securities Act]", even though (i) the investor received a benefit in return for participation in the form of favorable immigration status, (ii) the notes were widely marketed through immigration lawyers, and (iii) the instruments were called "investments" in marketing materials.

By contrast, the Notes will not be sold to the general public and GDC will not pay dividends or provide any profits or other benefits to Noteholders. Instead, the Notes will only be sold to select institutional entities including large cooperatives, philanthropic endowments and development agencies with sizable assets under management for philanthropic purposes, and Noteholders will be motivated to acquire the Notes for philanthropic reasons without any expectation of receiving any benefit of any kind. The Notes therefore satisfy the first, second and third *Reves* factors much more clearly than the notes in CanAccord.

(c) Service Centers Corporation

Service Centers Corporation (publicly available May 21, 1993) concerned the issuance by a credit union service organization ("SCC") of common stock. The stock, along with a "capital contribution" akin to a service fee, was the means by which credit unions joined the SCC and were able to access and use shared branch locations. The stock was nominally priced and non-transferrable, lacked any appreciation potential

and could be redeemed upon exit from SCC at par value, which was the purchase price, without interest. Similar to the Noteholders, SCC's stockholders were a select group of institutional entities and similar to the Notes, the stock provided no profit. SCC's stockholders were therefore not motivated by profit but rather by the desire for membership in the credit union service organization. Indeed, SCC's request noted that "[h]ad there been a desire for new stockholders to earn a return, they would not have even entered into the non-income earning main purpose of the transaction in the first place". The same can be said of prospective Noteholders, who will earn no profit, and of the GDC loan program, the main purpose of which is to promote the growth of cooperatives.

In granting SCC's request for no-action relief, the Staff noted in particular that the instrument did not possess most characteristics of a security, such as unrestricted transferability, ordinary dividend payments or potential for appreciation. The Notes also lack these same characteristics, since they do not offer any interest or other payments (other than the repayment of principal at maturity) or potential for appreciation and they are not transferrable.

3. CONCLUSION

Because the Notes will (i) be interest-free, (ii) not pay dividends, (iii) be structured to provide no profit or expectation of profit to Noteholders, (iv) not be sold to the general public, and (v) be non-transferrable, and because Noteholders could not reasonably believe the Notes are securities and will not be acquiring the Notes for investment purposes or with an expectation of receiving any benefit of any kind, it is our opinion that the Notes are not "notes" as determined by the *Reves* family resemblance test, "investment contracts" as determined under *Howey* or "stock" as determined under *Forman*. We conclude based on the foregoing that the Notes as described herein are not "securities" within the meaning of the Securities Act and request that the Division of Corporation Finance advise us that it will not recommend to the Commission any enforcement action against GDC if, in the circumstances described herein, offers and sales of the Notes are not registered under Section 5 of the Securities Act.

If you have any questions with respect to this request or require any additional information, please contact Adam Kupitz at +44 20 3088 2925 or Paul Porter at +44 20 3088 4809.

Yours sincerely,



Adam Kupitz